 Integra Resources Corp.

Management's Discussion and Analysis

For the Three and Nine-Month Periods Ended

September 30, 2021 and 2020

Expressed in Canadian Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine-month periods ended September 30, 2021, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance, and present and future business environment.

This MD&A has been prepared by management as at November 12, 2021 and should be read in conjunction with the unaudited interim condensed consolidated financial statements of Integra for the three and nine-month periods ended September 30, 2021 and 2020 and the Company's audited consolidated financial statements of Integra for the years ended December 31, 2020 and 2019 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). Further information on the Company can be found on SEDAR at www.sedar.com and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration, and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar gold and silver project ("DeLamar Project"), consisting of the neighboring DeLamar Deposit and Florida Mountain Deposit ("Florida Mtn" or "Florida Mountain") in the heart of the historic Owyhee County mining district in south western Idaho. The management team comprises the former executive team from Integra Gold Corp. The Company announced in September 2019 a positive Preliminary Economic Assessment ("PEA") and expects completing a Pre-Feasibility Study ("PFS") in late 2021.

As of November 12, 2021, the officers and directors of the Company were:

George Salamis President, Director and CEO
Andrée St-Germain Chief Financial Officer
Max Baker Vice President Exploration
Timothy Arnold Chief Operating Officer
Joshua Serfass Executive VP, Corporate Development and Investor Relations
Leanne Nakashimada Corporate Secretary
Stephen de Jong Chairman and Director
David Awram Director
Timo Jauristo Director
Anna Ladd-Kruger     Director
C.L. "Butch" Otter Director
Carolyn Clark Loder Director

The Company is incorporated under the Business Corporations Act (British Columbia) (the "BCBCA").

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture Exchange ("TSX-V"), under the trading symbol "ITR" and trades in the United States on the NYSE American under the stock symbol "ITRG".

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Q3 2021 IN REVIEW AND RECENT EVENTS

CORPORATE

For the safety of all employees, the Company closed its corporate office (Vancouver, BC) in mid-March 2020 as a result of the COVID-19 global outbreak.  All corporate employees continue to work remotely from home, with some employees now working periodically at the office under safe COVID-19 protection protocols. One of the most impacted activities at the corporate level has been the ability to travel due to travel bans and safety risks. The Company has however remained extremely active on the investor relations and marketing fronts through virtual media forums both with investors and at multiple industry conferences. Regular site visit activities in Idaho did resume in this quarter by various senior staff members.

The Company closed a C$21.7 million (US$17.0 million) oversubscribed bought deal financing on September 17, 2021 (the "Offering"). Pursuant to the Offering, Integra issued 6,785,000 common shares of the Company, at a price of US$2.55 per common share. Coeur Mining, Inc., which held approximately 6% of the issued and outstanding common shares of Integra prior to the Offering, exercised its participation right and has maintained its ownership of approximately 6%.

DEVELOPMENT

The development activities in Q3 2021 were not materially impacted by the COVID-19 pandemic.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Condemnation Drilling:

The Company continued its condemnation drilling program in Q3 2021 and drilled a total of 329 m this quarter, for a total of 1,122 m year to date.

Metallurgical Drilling:

The Company commenced its metallurgical drilling program in Q3 2021 and drilled a total of 1,197 m this quarter.

DeLamar Deposit (Sullivan Gulch) Metallurgical Drilling

The Company announced in its October 21, 2021 press release drill results from Sullivan Gulch located at the DeLamar Deposit, including *:

o IDM-21-201
◾ 0.66 grams per tonne ("g/t") gold ("Au") and 65.92 g/t silver ("Ag") (1.51 g/t gold equivalent ("AuEq")) over 160.33 meters ("m")
 • Including 1.32 g/t Au and 286.00 g/t Ag (5.00 g/t AuEq) over 1.52 m
 • Including 2.20 g/t Au and 217.00 g/t Ag (4.99 g/t AuEq) over 3.04 m
 • Including 0.55 g/t Au and 342.00 g/t Ag (4.95 g/t AuEq) over 1.98 m
 • Including 5.11 g/t Au and 63.25 g/t Ag (5.92 g/t AuEq) over 1.53 m

o IDM-21-202
◾ 0.55 g/t Au and 34.51 Ag (1.00 g/t AuEq) over 124.06 m
 • Including 1.59 g/t Au and 466.00 g/t Ag (7.59 g/t AuEq) over 1.53 m
 • Including 0.29 g/t Au and 444.00 g/t Ag (6.01 g/t AuEq) over 1.52 m

o IDM-21-203

 ◾ 12.04 g/t Au and 63.02 g/t Ag (12.85 g/t AuEq) over 5.19 m
 ◾ 0.66 g/t Au and 65.51 g/t Ag (1.50 g/t AuEq) over 115.52 m

 • Including 0.27 g/t Au and 606.00 g/t Ag (8.07 g/t AuEq) over 1.52 m
 • Including 1.74 g/t Au and 606.00 g/t Ag (9.54 g/t AuEq) over 1.53 m
 • Including 4.55 g/t Au and 339.87 g/t Ag (8.93 g/t AuEq) over 4.57 m
 • Including 6.65 g/t Au and 11.38 g/t Ag (6.80 g/t AuEq) over 1.52 m

* Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 60%-70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined / stopped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

Metallurgical drilling at Sullivan Gulch has been designed to further optimize and potentially include additional mineralized sulphide (non-oxide) material from Sullivan Gulch in future studies.

The mineralization at Sullivan Gulch is largely hosted by porphyritic rhyolite and latite units, capped by a banded rhyolite formation, all of which are of mid-Miocene age. The gold-silver mineralization itself consists of a zone of moderately intense low-sulphidation epithermal veining, clay alteration and related disseminated sulphides (mostly pyrite). Drilling to date at Sullivan Gulch has delineated mineralization extending over a strike length of 1,000 m with a width of 200 m and a depth of 350 m. Induced polarization ("IP") indicates the potential for mineralization to extend a further 900 m to the south.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Permitting:

The Company continued to work with the dedicated staff from the BLM Owyhee Field Office and third-party contractor SWCA to move all aspects of the summer baseline field studies forward.  Integra completed baseline field studies for aquatic resources, geochemistry, cultural resources, wetlands, seeps and springs, wildlife, vegetation, and soils in Q3.

Surface water and groundwater sampling continued in Q3 2021 with the addition of several surface water sampling locations based on the anticipated PFS mine features.  Groundwater well drilling began mid Q3 and will continue into Q4.  Groundwater well drilling is planned based on the anticipated PFS mine features. A regional geologic model was completed using 2021 surface mapping from the Idaho Geologic Survey in conjunction with historic regional mapping to generate a Leapfrog® Geology Model that will be utilized by the hydrogeologic team as they develop the groundwater model. The first piezometer was installed in the Sullivan Gulch Pit with two more installations planned for Q4.

Geochemistry sample selection was completed at the site in Q3 and the selected samples were processed and sent off to a lab for analysis and subsequent sample selection and composite in support of kinetic testing, which is expected to start in Q4. A PM10 monitoring station was installed at the meteorological monitoring station location in late Q3 and data collection will commence in Q4. The company engaged SWCA, BLM, IDFG and OSC and OEMR in discussions on greater sage grouse habitat and prospects for potential mitigation as the project evolves. Coordination with surrounding area tribal nations was initiated and an invitation for site visits has been extended for early Q4.

Metallurgical Engineering and Pre-Feasibility Study:

The Florida Mountain column leach tests were completed in Q3. Load permeability tests were completed on all of the minus ½" column residues, yielding desirable results. Florida Mountain mill feed metallurgical testing progressed through flotation variability work, into the ongoing leach optimization test program.

The final DeLamar columns for the PFS came online in Q3. Grind size verification and flotation variability testing progressed on the DeLamar non-oxide material.

Pit Designs for both DeLamar and Florida Mountain were largely completed, with haul roads and dumps to be finalized in early Q4. Design progressed significantly for the Slaughterhouse Gulch flotation tailing storage facility and the heap leach phasing and stacking plans. Engineering continues on the transmission line and work continues on the site access.

EXPLORATION

Impact of COVID-19 on Drilling Activities

Some of Integra's contractors, namely our drilling contractors and assay laboratory, have experienced labour shortages as a result of the COVID-19 pandemic. This impacted our drilling productivity in Q3 and greatly delayed our assay result turn around from the assay laboratories.

Drilling

The Company completed a total of 7,721 m of core drilling in Q3 2021, including 4,346 m at Florida Mtn deposit, 1,894 m at DeLamar deposit, and 1,481 m at War Eagle.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Florida Mountain Deposit Drilling

The Company announced in its August 31, 2021 press release drilling results from Florida Mountain. The drill holes released cover a strike length of 400 m and occur on multiple high-grade gold-silver shoots and veins, both within and outside the bulk-tonnage resource at Florida Mountain. These intercepts further validate the geological model for drilling and predicting these high-grade structures and continue to demonstrate the potential for high-grade resource expansion below Florida Mountain.

Florida Mountain drill highlights released on August 31 include*:

• Drill hole FME-21-125

 o 3.13 g/t Au and 104.08 g/t Ag (4.47 g/t AuEq) over 31.24 m

 ◾ Including 6.17 g/t Au and 87.60 g/t Ag (7.30 g/t AuEq) over 0.91 m
 ◾ Including 49.90 g/t Au and 1,622.00 g/t Ag (70.78 g/t AuEq) over 1.52 m

• Drill hole FME-21-127

 o 24.64 g/t Au and 295.31 g/t Ag (28.44 g/t AuEq) over 5.18 m

 ◾ Including 103.94 g/t Au and 1,202.39 g/t Ag (119.41 g/t AuEq) over 1.22 m

• Drill hole FME-21-130

 o 12.50 g/t Au and 156.92 g/t Ag (14.52 g/t AuEq) over 9.39 m

 ◾ Including 73.25 g/t Au and 427.00 g/t Ag (78.75 g/t AuEq) over 1.52 m

• Drill hole FME-21-135

 o 2.55 g/t Au and 860.68 g/t Ag (13.62 g/t AuEq) over 5.94 m

 ◾ Including 13.45 g/t Au and 4,617.00 g/t Ag (72.87 g/t AuEq) over 1.10 m

• Drill hole FME-21-122
o 3.66 g/t Au and 18.60 g/t Ag (3.90 g/t AuEq) over 17.98 m
 ◾ Including 31.89 g/t Au and 43.91 g/t Ag (32.45 g/t AuEq) over 1.68 m

• Drill hole FME-21-123
o 1.40 g/t Au and 7.15 g/t Ag (1.50 g/t AuEq) over 10.67 m

 ◾ Including 6.18 g/t Au and 17.21 g/t Ag (6.40 g/t AuEq) over 1.52 m

• Drill hole FME-21-124
o 0.63 g/t Au and 11.13 g/t Ag (0.77 g/t AuEq) over 23.47 m
o 0.87 g/t Au and 23.94 g/t Ag (1.18 g/t AuEq) over 10.21 m

• Drill hole FME-21-113
o 0.62 g/t Au and 18.21 g/t Ag (0.85 g/t AuEq over 34.75 m

 ◾ Including 3.48 g/t Au and 111.64 g/t Ag (4.92 g/t AuEq) over 3.05m

• Drill hole FME-21-114
o 0.70 g/t Au and 58.37 g/t Ag (1.45 g/t AuEq) over 23.47 m

 ◾ Including 1.11 g/t Au and 273.42 g/t Ag (4.63 g/t AuEq) over 2.74 m

* Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 60%-70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined / stopped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

The Company announced in its November 4, 2021 press release multiple high-grade drill results from the Florida Mountain deposit as well as long widths of mineralization within the existing resource envelope at Florida Mountain that exceed the current grade of the Florida Mountain resource estimate.

Drill results from the Florida Mountain Deposit announced on November 4, 2021 include*:

  FME-21-115: 3.15 grams per tonne ("g/t") gold ("Au") and 16.63 g/t silver ("Ag") (3.36 g/t gold equivalent ("AuEq")) over 92.66 meters ("m")

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020
  Including 68.88 g/t Au and 135.00 g/t Ag (70.62 g/t AuEq) over 1.53 m
  Including 23.25 g/t Au and 70.04 g/t Ag (24.15 g/t AuEq) over 7.01 m
  Including 67.16 g/t Au and 208.00 g/t Ag (69.84 g/t AuEq) over 1.53 m
  Including 28.44 g/t Au and 40.14 g/t Ag (28.96 g/t AuEq) over 1.22 m
  FME-21-119: 3.06 g/t Au and 24.70 Ag (3.37 g/t AuEq) over 10.52 m
    Including 22.67 g/t Au and 186.00 g/t Ag (25.06 g/t AuEq) over 1.22 m
  FME-21-119: 0.87 g/t Au and 24.64 g/t Ag (1.18 g/t AuEq) over 43.59 m
    Including 5.25 g/t Au and 341.00 g/t Ag (9.64 g/t AuEq) over 0.61 m
  FME-21-117: 0.80 g/t Au and 68.77 g/t Ag (1.69 g/t AuEq) over 22.86 m
  FME-21-125: 1.07 g/t Au and 8.15 g/t Ag (1.18 g/t AuEq) over 44.81 m
    Including 3.95 g/t Au and 20.02 g/t Ag (4.21 g/t AuEq) over 10.82 m
    Including 22.46 g/t Au and 22.42 g/t Ag (22.75 g/t AuEq) over 0.91 m
  FME-21-122: 0.93 g/t Au and 8.77 g/t Ag (1.04 g/t AuEq) over 95.71 m
  FME-21-127: 0.79 g/t Au and 18.51 g/t Ag (1.03 g/t AuEq) over 98.45 m
    Including 2.20 g/t Au and 35.57 g/t Ag (2.65 g/t AuEq) over 21.33 m
    Including 4.86 g/t Au and 338.00 g/t Ag (9.21 g/t AuEq) over 1.53 m

* Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 60%-70% conversion ratio); Intervals reported are uncapped; Gold equivalent = g Au/t + (g Ag/t ÷ 77.70); For the intervals that were previously mined / stopped and were therefore unrecoverable and unverifiable, a grade of 0 g/t Au was inserted for compositing.

As of October 31, 2021, the Company had drilled 16,825 m at Florida Mountain. The intercepts reported here through the Trade Dollar and Alpine Veins continue to demonstrate the continuity of high-grade in the deeper portions of these veins.  In most instances the higher-grade intervals from these holes were rushed at the assay labs and were reported previously (please see the news release dated August 31, 2021).

The drill results announced on November 4, 2021, include both broad lower-grade intercepts within the overlying felsic volcanics which fall within the 2019 PEA conceptual open pit and narrower higher-grade intercepts within the underlying granite. Together with the higher-grade intercepts from these holes, some which were reported previously, today's results continue to demonstrate the continuity of grade within the deeper high-grade vein systems which could become the focus of a concerted underground drill program if warranted in the future.  Approximately 10 of the high-grade intercepts reported on November 4, 2021 are from the three veins which comprise the Alpine Vein Zone with several additional intercepts from the Trade Dollar-Black Jack Vein Zone.

The Company believes that further drilling at Florida Mountain has the potential to delineate a high-grade resource that could potentially compliment the economically robust bulk-tonnage operation outlined in the Company's 2019 PEA.

To further define the high-grade resource potential at Florida Mountain, the Company has chosen to initially focus on 3 of the 7 known high-grade vein structures. By focusing on these 3 structures, which include the Alpine Vein, Stone Cabin-Tip Top Vein and the remnant Trade Dollar - Black Jack vein, the Company can target drilling to better define each structure and begin modeling any resulting potential resource. The high-grade occurs in the form of steeply plunging shoots with down-dip extents of several hundred meters, primarily within the granite and is capped by lower-grade stockwork and disseminated mineralization (open-pittable) within the overlying volcanics. Strike lengths of the individual shoots tend to be 20 m to 200 m long and with widths of between 1 m and 8 m. Integra refined its understanding of the controls on high-grade vein mineralization at Florida Mountain in 2021 and has been using this model to specifically target the higher-grade "shoots" within the several vein systems identified to date. These higher-grade shoots are interpreted as being localized at the intersections of the principal North-Northwest vein structures with a series of north-east trending splays.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

SOCIAL AND ENVIRONMENTAL

Extensive stakeholder outreach continued over the summer months, and COVID-19 safety protocols were adhered to as appropriate. This quarter the Company engaged with local residents, educators, local non-profits, conservation groups, local city & community councils and chambers of commerce, state government representatives, and specific interest groups. The Company continues to build relationships with surrounding communities that future operations may touch. Our focus to date has been in both holding project-specific meetings, as well as attending regular community dialogue meetings where we participate as members of the community. In August, the Company held its first annual "DeLamar Day" held outdoors in Jordan Valley, with roughly 180 stakeholders in attendance.

Integra continued communications with Tribal Nations Rightsholders with current and historic ties to the lands surrounding DeLamar, as well as foundations that represent Tribal Nations in Q3. These meetings are in addition to the important meetings between governmental agencies and Tribes, held throughout the permitting process.

The Company completed a several month-long process to identify, align upon, develop, and create Integra Resources' Core Values of "Integrity, Care, and Innovation." The process obtained 100% employee involvement across Integra Resources and its subsidiaries, and a focus group with representation proportionate to all Integra locations held a series of meetings to finalize the process. The Company is working on a roll-out plan that will operationalize the values in our everyday activities across our entire employee-base.

Water treatment operations followed their regular course at the DeLamar Project. No material environmental or health and safety incidents were reported in Q3 2021.

2021 OUTLOOK

Although management has put in place all necessary measures to protect its employees' safety and to secure essential site activities, should the virus spread, or travel bans get put back into place or should one of the Company's staff members or consultants become infected, the Company's ability to advance the DeLamar Project may be impacted. The Company continues to monitor the situation and the impact the virus may have on the DeLamar Project.

The Company commenced weekly COVID-19 testing on site in Q3.

All corporate employees continue to work remotely from home, with some employees now working periodically at the office under safe COVID-19 protection protocols.

The Company will continue its dual track strategy for 2021, consisting of exploration drilling designed to expand the mineral resource base and development study and permitting work designed to de-risk the DeLamar Project.

DEVELOPMENT

A key objective for 2021 will be to complete the PFS in the 4th quarter.  To achieve this goal, extensive metallurgical test work has been carried out this year to de-risk and enhance project economics, relative to the 2019 PEA study.  There has also been significant condemnation, geotechnical and groundwater drilling programs in 2021 that will continue.  On the permitting front, surface, groundwater, geochemistry, wetlands, wildlife, aquatic, cultural and associated baseline studies, along with the management of these efforts, will extend throughout the year.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Permitting

Baseline Plans of Study with anticipated designations of complete for aquatic resources, geochemistry, wildlife, groundwater and soils is expected in Q4.  Water well drilling will continue into Q4.

Pre-Feasibility Study and Metallurgical Test Work

The Company has been working on a series of trade-off studies to optimize both the heap leach and mill processing circuits. This work was aimed at incorporating a portion of the non-oxide resource from the DeLamar deposit which was excluded in the 2019 PEA and improving the silver recoveries.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

EXPLORATION

The Company increased its 2021 exploration program given the promising drilling results to date from Florida Mountain and BlackSheep. The Company had three drill rigs on site during most of 2021. The Company plans to reduce down to one core rig over the winter.

The Company completed a total of 23,907 m of core drilling and 2,376 m of RC drilling this year for a total of 26,283 m drilled, including:

  15,655 m at Florida Mtn
  5,139 m at DeLamar deposit
  4,008 m at BlackSheep
  1,481 m at War Eagle

The drilling program has focused on the following areas:

The Florida Mountain Deposit:

Drilling at Florida Mountain was dual-focused, including follow-up exploration on the high-grade shoots and structures below the existing mineral resource and expanding the existing low-grade mineral resource through drilling geochemical and geophysical anomalies to the east and west of the existing mineral resource.

The Company has identified multiple high-grade gold-silver shoots at Florida Mountain. Integra's exploration team has modeled 7 high-grade vein structures that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War I. The identified vein zones have an aggregate strike length of over 7,000 m. Within these vein zones are steeply dipping high-grade shoots with strike lengths of up to 200 m and down dip extensions of up to 300 m which are interpreted as having developed at structural intersections.  Based on recent drill intercepts, the Company anticipates that the high-grade shoots are likely to have widths of between 1 m and 8 m.

Drilling also took place in the Florida Keys area, a large geochemical anomaly located immediately to the east of the mineral resource that has seen limited drilling. The Florida Keys geochemical anomaly is of similar strength and size to the existing mineral resource estimate footprint at the Florida Mountain Deposit. The Company also drilled in Rich Gulch, a target located in a large zone of IP chargeability that was identified to the west of Florida Mountain as part of a 2020 geophysical survey.  Based on limited historic drilling and the presence of historic underground workings in this area the Company sees potential for both additional low-grade and high-grade underground mineralization.

War Eagle Mountain:

During the 2019 and 2020 drill programs at War Eagle, the Company intersected high-grade gold-silver mineralization within the volcanic unit overlying the entire area. In 2020, the Company identified a second high-grade shoot 400 m to the north of the 2019 drill holes. This second structure is interpreted over a strike length of approximately 550 m south-southeast and is largely untested. The geochemical soil anomaly that led the Company to this new structure is interpreted as being lateral leakage outward along the base of the latite flow, presumably emanating from the eastern most structure identified in the 2020 drill program.

Drilling at War Eagle commenced in September will continue to test these parallel structures.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

BlackSheep and DeLamar (Henrietta Ridge):

The core drill campaign at BlackSheep focused on the Georgianna, Milestone and Lucky Days targets.

BlackSheep is host to extensive areas of sinter and opaline silica cut by high-level epithermal veining and brecciation.  Due to the shallow level of erosion at BlackSheep, very limited exploration drilling completed by previous operators was shown to be too shallow to properly evaluate the potential for high-grade vein style mineralization.

Two shallow drill holes have been completed at the Georgianna target to better define the structures controlling mineralization. Deeper, follow-up drill holes are planned at the Georgianna target for this year to test the productive zone at approximately 200 m below the current surface.

The Company completed the Henrietta Ridge drilling and is awaiting results from BlackSheep. The Company anticipates follow-up drilling at BlackSheep in Q4.

43-101 Resource Update

Due to the encouraging results from the high-grade vein exploration program at Florida Mountain, Integra intends to continue drilling with the objective of producing an initial Inferred Resource on a limited portion of the overall vein system some time in 2022.

SOCIAL AND ENVIRONMENTAL

Integra published its first ESG report on November 10, 2021. This report represents an important piece of ESG, which is the strengthening of the public disclosure of the performance surrounding Environment, Social, and Governance factors within a company. Our team has sought to track and measure many facets of our physical operation and Company that have never before been tracked in this manner. The value of this first annual report will both be in the information and data reported, but also equally in the lessons learned across the Company that will help shape future reports and help drive Company performance in ESG.

PROPERTIES

1. DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar Deposit and Florida Mountain Deposit.

The bulk of the information in this section is derived from the Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, dated October 22, 2019 (the "Report" or the "PEA"). The DeLamar Report is available for review under the Company's issuer profile on SEDAR at www.sedar.com.

Project Description, Location and Ownership

The DeLamar project consists of 748 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,100 hectares in southwestern Idaho, about 80 kilometers southwest of Boise.  The property is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross.  The total annual land-holding costs are estimated to be US$321,626.  All mineral titles and permits are held by the DeLamar Mining Company ("DMC"), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a Stock Purchase Agreement in 2017.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

A total of 284 of the unpatented claims were acquired from Kinross, 101 of which are subject to a 2.0% net smelter returns royalty ("NSR") payable to a predecessor owner.  This royalty is not applicable to the current project mineral resources.

There are also six lease agreements covering 26 patented claims and one unpatented claim that require NSR payments ranging from 2.5% to 5.0%.  One of these leases covers a small portion of the DeLamar area resources and one covers a small portion of the Florida Mountain area resources, with 5.0% and 2.5% NSRs applicable to maximums of US$50,000 and US$650,000 in royalty payments, respectively.

The property includes 1,355 hectares under six leases from the State of Idaho, which are subject to a 5.0% production royalty of gross receipts plus annual payments of US$23,252.  One of these leases has been issued and five are pending issuance.  The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain resources.

Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar area claims that are unencumbered by the royalties outlined above (the "Kinross Royalty").  The Kinross Royalty was subsequently purchased by Maverix Metals Inc ("Maverix") on December 19, 2019. The Maverix royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Maverix receiving total royalty payments of C$10,000,000.

DMC also owns mining claims and leased lands peripheral to the DeLamar project described above.  These landholdings are not part of the DeLamar project, although some of the lands are contiguous with those of the DeLamar and Florida Mountain claims and state leases.

The DeLamar project historical open-pit mine areas have been in closure since 2003.  Even though a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities and monitoring and reporting.  A reclamation bond of US$2,890,429 remains with the Idaho Department of Lands ("IDL") and a reclamation bond of US$100,000 remains with the Idaho Department of Environmental Quality.  A reclamation bond in the amount of US$569,500 has been placed with the U.S. Bureau of Land Management ("BLM") for exploration activities on public lands.

Exploration and Mining History

Total production of gold and silver from the DeLamar - Florida Mountain project area is estimated to be approximately 1.3 million ounces of gold and 70 million ounces of silver from 1891 through 1998, with an unknown quantity produced at the DeLamar mill in 1999, and recorded production may have occurred from 1876 to 1891.  This includes an estimated 1.025 million ounces of gold and 51 million ounces of silver produced from the original De Lamar underground mine and the later DeLamar open-pit operations.  At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.

Mining activity began in the area of the DeLamar project when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of De Lamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain.  A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The mines in the district were closed in 1914 and very little production took place until the gold and silver prices increased in the1930s.  Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine.  The flotation mill reportedly operated until the end of 1942.  Including Florida Mountain, the De Lamar - Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.

During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Company ("Earth Resources") began production from an open-pit milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company ("MAPCO"), and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership.  NERCO was purchased by the Kennecott Copper Company ("Kennecott") in 1993.  Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994.  Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003.  Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed and drainage and cover of the tailings facility were developed.

Total open-pit production from the DeLamar project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from pits developed at the Glen Silver, Sommercamp - Regan (including North and South Wahl), and North DeLamar areas.  In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes per day, with a milling capacity of about 3,629 tonnes per day.  In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine.  The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Geology and Gold-Silver Mineralization

The DeLamar project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain.  The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  Integra interprets the porphyritic and banded rhyolite flows and latites as composite flow domes and dikes emplaced along regional-scale northwest-trending structures.  At Florida Mountain, flow-banded rhyolite flows and domes cut through and overlie a tuff breccia unit that overlies basaltic lava flows and Late Cretaceous granitic rocks.

Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 centimeters in width - predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures.  This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite.  Vein widths vary from a few centimeters to several meters, but the veins persist laterally and vertically for as much as several hundreds of meters.  Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite.  Variable amounts of pyrite and marcasite with very minor chalcopyrite, sphalerite, and galena occur in some veins.  Gold- and silver-bearing minerals are generally very fine grained.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The gold and silver mineralization at the DeLamar project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model.  Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow low-sulfidation epithermal deposits worldwide.

Drilling, Database and Data Verification

As of the effective date of this report, the resource database includes data from 2,718 holes, for a total of 306,078 meters, that were drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas.  The historical drilling was completed from 1966 to 1998 and includes 2,625 holes for a total of 275,790 meters of drilling.  Most of the historical drilling was done using reverse-circulation ("RC") and conventional rotary methods; a total of 106 historical holes were drilled using diamond-core ("core") methods for a total of 10,845 meters.  Approximately 74% of the historical drilling was vertical, including all historical conventional rotary holes.

Integra commenced drilling in 2018.  As of the end of April 2019, Integra had drilled a total of 55 RC holes, 36 core holes, and 11 holes commenced with RC and finished with core tails, for a total of 33,573 meters in the DeLamar and Florida Mountain areas combined.  All but one of the Integra holes were angled.

The historical portions of the current resource drill-hole databases for the DeLamar and Florida Mountain deposit areas were originally created by MDA using original DeLamar mine digital database files, and this information was subjected to various verification measures by both MDA and Integra.  The Integra portion of the drill-hole databases was directly created by MDA using original digital analytical certificates in the case of the assay tables, or it was checked against original digital records in the case of the collar and down-hole deviation tables.  Through these and other verification procedures summarized herein, the authors have verified that the DeLamar data as a whole are acceptable as used in this report.

Metallurgical Testing

Available results from ongoing metallurgical testing by Integra, at McClelland Laboratories (2018-2019) have been used to select preferred processing methods and estimate recoveries for oxide and transitional material types from both the DeLamar and Florida Mountain deposits, as well as unoxidized material type from the Florida Mountain deposit.  Metallurgical testing has also been conducted on unoxidized material from the DeLamar deposit, but that testing has not yet progressed to the level required for processing of that material to be included in the PEA.

Samples used for this 2018-2019 testing, primarily composites of 2018 and 2019 drill core, were selected to represent the various material types contained in the current resources from both the DeLamar and Florida Mountain deposits.  Composites were selected to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.  In general, test results indicate that materials from each of the DeLamar and Florida Mountain deposits can most usefully be evaluated by considering the oxidation state (oxidized, transitional, or unoxidized).

Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit have shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation.  Testing on drill core composites from the Florida Mountain deposit has shown that the unoxidized material from that deposit is not amenable to heap leach cyanidation but can be leached using cyanide after grinding.  The Florida Mountain unoxidized material also responds well to bulk unoxidized flotation treatment, and the resulting flotation concentrate is amenable to agitated cyanide leaching.  Highest recoveries from the Florida Mountain unoxidized material were obtained by grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Available metallurgical test results indicate that gold recoveries in the range of 75% to 80%, and silver recoveries of about 30%, can be expected from the DeLamar oxide and transitional material types, by heap leaching at a crush size of 80% -13mm.  Agglomeration pretreatment of this material is currently planned, because of the potential for processing of some materials with elevated clay content.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.3 - 0.4 kg NaCN/tonne).

In the case of the Florida Mountain oxide and transitional material types, gold recoveries of 85% to 90%, and silver recoveries of about 40%, are expected for heap leaching at an 80% -38mm feed size.  Agglomeration pretreatment is not considered to be necessary for these material types.  Heap leach cyanide consumptions are expected to be reasonably low (about 0.4 kg NaCN/tonne).

Planned processing of the Florida Mountain unoxidized material type includes grinding, followed by gravity concentration and flotation of the gravity tailings, with regrind and agitated cyanidation of the flotation concentrate.  Expected recoveries are about 90% gold and 80% silver.  Cyanide consumption for the concentrate leaching is expected to be equivalent to about 0.2 kg NaCN/tonne, on a mill feed basis.

In the case of the unoxidized material from the DeLamar deposit, 2018-2019 testing has shown that this material type is not amenable to heap-leach cyanidation and is highly variable with respect to response to grinding followed by agitated cyanidation.  Reasons for the generally poor and highly variable grind-leach recoveries from this material type are poorly understood at present.  Additional testing and mineralogy studies are in progress to gain a better understanding of the observed variability in recoveries.  Further testing is also planned to better define what portion of the DeLamar unoxidized material type might be economically processed by simple grind-leach processing.  Metallurgical testing has also shown that the DeLamar unoxidized material generally responds well to upgrading by gravity and flotation processing.  Testing to evaluate subsequent processing of the resulting concentrate is in progress, but has not been completed as of the effective date of this report.  It is expected that flotation concentrate produced from a significant portion of the DeLamar unoxidized materials will not be amenable to agitated leach (cyanidation).  It is expected that for these flotation concentrates, some form of oxidative pre-treatment (such as pressure oxidation or roasting) will be required to maximize gold recovery by cyanidation.  Alternatively, these concentrates could be shipped off site for toll processing.

Mineral Resources

Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar project. The gold and silver resources were modeled and estimated by:

  evaluating the drill data statistically;
  creating low- (domain 100), medium- (domain 200) and high-grade (domain 300) mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals;
  projecting the sectional mineral-domain polygons three-dimensionally to the drill data within each sectional window;
  slicing the three-dimensional mineral-domain polygons along 6-meter-spaced horizontal and vertical planes and using these slices to recreate the gold and silver mineral-domain polygons on level plans and long sections, respectively;
  coding a block model to the gold and silver domains for each of the two deposit areas using the level-plan and long-section mineral-domain polygons;
  analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and
  using inverse-distance to the third power to interpolate grades into models comprised of 6x6x6-meter blocks using the gold and silver mineral domains to explicitly constrain the grade estimations.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Parameters used in the estimation of gold and silver grades are summarized in Table 1.

Table 1 - Summary of DeLamar Area Grade Estimation Parameters

Estimation Pass - Au + Ag Domain	Search Ranges (meters)			Composite Constraints
	Major	Semi-Major	Minor	Min	Max	Max/Hole
Pass 1 + 2 - Doman 100	60	60	30	2	12	4
Pass 1 + 2 - Doman 200 + 300 + 0	60	60	30	2	20	4
Pass 3 - Doman 0 + 100 + 200 +300	170	170	170	1	20	4

Restrictions on Search Ranges
Domain	Search Restriction Threshold	Search Restriction Distance	Estimation Pass
Au 100	>0.7 g Au/t	40 meters	1, 2
Au 300	>20 g Au/t	35 meters	1, 2, 3
Ag 300	>400 g Ag/t	35 meters	1, 2, 3
Au 0	>0.5 g Au/t	6 meters	1, 2, 3
Ag 0	>34.29 g Ag/t	9 meters	1, 2, 3

The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded by that domain.  The estimated grades for each gold and silver domain coded to a block were then coupled with the partial percentages of those mineral domains in the block, as well as the outside, dilutionary, domain 0 grades and volumes, to enable the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block.  These single resource block grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

The search restrictions place limits on the maximum distances from a block that high-grade population composites can be 'found' and used in the interpolation of gold and/or silver grades into a block.  To further avoid the smearing of outlier high grades that are sporadically present in the low-grade gold and silver domains, the maximum number of composites allowed for the estimation in Pass 1 and Pass 2 are less than that used for the higher-grade interpolations.

The gold and silver mineralization commonly exhibits multiple orientations, which led to the use of a number of search orientations to control both the DeLamar and Florida Mountain estimations.

Grade interpolation was completed using length-weighted 3.05-meter (10-foot) composites.  The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded to that domain.  Blocks coded as having partial percentages of more than one gold and/or silver domain had multiple grade interpolations, one for each domain coded into the block for each metal.  The estimated grades for each gold and silver domain coded to a block were coupled with the partial percentages of those mineral domains in the block, as well as any outside, dilutionary, domain 0 grades and volumes, to enable the calculation of a single volume-averaged gold and a single volume-averaged silver grade for each block.  These single final resource block grades, and their associated resource tonnages, are therefore fully block-diluted using this methodology.

The DeLamar project mineral resources have been estimated to reflect potential open-pit extraction and processing by a combination of heap leaching, milling / agitated leaching, and flotation.  To meet the requirement of the in-pit resources having reasonable prospects for eventual economic extraction, pit optimizations for the DeLamar and Florida Mountain deposit areas were run using the parameters summarized in Table 2 and Table 3.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Table 2 - Pit Optimization Cost Parameters (US$)

Table 3 - Pit-Optimization Metal Recoveries by Deposit and Oxidation State

The pit shells created using these optimization parameters were applied to constrain the project resources of both the DeLamar and Florida Mountain deposit areas.  The in-pit resources were further constrained by the application of a gold-equivalent cutoff of 0.2 g/t to all model blocks lying within the optimized pits that are coded as oxidized or transitional, and 0.3 g/t for blocks coded as unoxidized.  Gold equivalency, as used in the application of the resource cutoffs, is a function of metal prices (Table 2) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 3).

The total DeLamar project resources, which include the resources for both the DeLamar and Florida Mountain areas, are summarized in Table 4.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 4 - Total DeLamar Project Gold and Silver Resources

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

The gold and silver resources for the DeLamar and Florida Mountain areas are reported separately in Table 5 and Table 6, respectively.

Table 5 - DeLamar Deposit Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

Table 6 - Florida Mountain Deposit Gold and Silver Resources

1.  Mineral Resources are comprised of all oxidized and transitional model blocks at a 0.2 g AuEq/t cutoff and all unoxidized blocks at a 0.3 g AuEq/t that lie within optimized pits

2. The effective date of the resource estimations is May 1, 2019

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability

4. Rounding may result in apparent discrepancies between tonnes, grade, and contained metal content

Mining Methods

The PEA considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits.  Note that a PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves.  There is no certainty that the economic results of the PEA will be realized.

The methodology used for mine planning to define the economics for the PEA includes definition of economic parameters, pit optimization, creation of pit and waste rock facility designs, creation of production schedules, definition of personnel and equipment requirements, estimation of capital and operating costs, and performance of an economic analysis.

Pit optimization assumed processing of Florida Mountain and DeLamar oxide and transition resources as heap leach, and unoxidized Florida Mountain resources as milled using floatation followed by cyanidation of the concentrates on site.  Leach material would be processed at 27,000 tonnes per day and mill material would be processed at 2,000 tonnes per day.  Processing of the DeLamar material will require crushing and agglomeration prior to heap leaching.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The resulting pit optimizations were used as the basis for pit designs.  The designs used an inner-ramp slope of 45°.  DeLamar pit designs utilized five pit phases to establish a mining sequence and Florida Mountain pit designs were completed using three pit phases.

Waste management facility designs were created for the PEA to contain the waste material mined from both the DeLamar and Florida Mountain areas.  Some waste material may also be stored in the form of backfill where and when space is available, although this has not been assumed for the PEA and therefore this is a potential opportunity for the project.

Production scheduling was completed with leaching starting with Florida Mountain material and DeLamar leach material being processed starting in year 5 at the same rate as Florida Mountain leach material.  Florida Mountain unoxidized material will be stockpiled until the flotation mill is constructed.  The start of the 2,000 tonne per day mill will be in year 3 and it will operate at a rate of 720,000 tonnes per year until unoxidized material is exhausted.

The total project mining rate is given a reasonable ramp-up that starts at 2,000 tonnes per day and increases to a life-of-mine maximum of 90,000 tonnes per day in later years.

The PEA has assumed owner mining in order to keep operating costs lower than it would be with contract mining.  The production schedule was used along with additional efficiency factors, cycle times, and productivity rates to develop the first-principle hours required for primary mining equipment to achieve the production schedule.  Mining anticipates 136-tonne capacity haul trucks loaded by hydraulic shovels.  Personnel requirements have been estimated based on the number of people required to operate, supervise, maintain, and plan for operations to achieve the production schedule.

Processing and Recovery Methods

The PEA envisions the use of two process methods for the recovery of gold and silver:

1) Lower-grade oxide and transition materials from both DeLamar and Florida Mountain will be processed by crushed-ore cyanide heap leaching with stacking on a central heap leach by conveyor, followed by Merrill-Crowe zinc precipitation.

2) Higher-grade unoxidized material from Florida Mountain will be processed using grinding followed by gravity and flotation concentration, with the concentrates processed by regrinding, agitated-cyanide leaching, counter-current decantation ("CCD"), and Merrill-Crowe zinc precipitation. Flotation tailings will be thickened, filtered, and dry stacked at the tailings storage facility.  Concentrate-leach tailings will be added to the heap-leach circuit for further recovery of gold and silver.

Both Florida Mountain and DeLamar oxide and transition ore types have been shown to be amenable to heap-leach processing following crushing.  Material will be crushed in two stages to a nominal 100 millimeter size at a rate of 27,000 tonnes per day.  Initially, for the Florida Mountain materials, the product of the secondary circuit will be a nominal size of 38 millimeters.  Transitioning to DeLamar ore types will require the addition of a tertiary crushing circuit with tertiary screens and cone crushers operating in closed circuit to produce a nominal 13-millimeter product followed by cement agglomeration.  Lime will be added to the crushed ore for pH control at a dosage of 1 kilogram/tonne.  Cement will be added at 3 kilograms/tonne for agglomeration as required.

Crushed and prepared ore will be transferred to the heap-leach pad using overland conveyors and stacked on the heap using portable or grasshopper conveyors and a radial stacking system.  Leach solution will be collected at the base on the heap leach and transferred to the Merrill-Crowe processing plant for recovery of precious metals by zinc precipitation.  The zinc precipitate will be filtered, dried, and smelted to produce a precious metal doré product for shipment off site.

Gold and silver recoveries are expected to be 90% and 40%, respectively, for the Florida Mountain oxide heap-leach material.  The DeLamar oxide recoveries used in this study are 80% for gold and 30% for silver.  Cyanide consumptions for the oxide ore types are 0.4 kilograms/tonne and 0.3 kilograms/tonne for Florida Mountain and DeLamar, respectively.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Transition material gold recoveries are projected to be 85% for Florida Mountain and 75% for DeLamar.  Silver recoveries for the transition material are projected to be 40% and 30% for Florida Mountain and DeLamar, respectively.  Projected cyanide consumption is 0.4 kilograms per tonne for both the Florida Mountain and DeLamar transition material types.

Higher-grade Florida Mountain unoxidized material will be processed by crushing, grinding, gravity, and flotation concentration, followed by cyanide leaching of the concentrates using CCD and Merrill-Crowe precipitation.  This circuit is scheduled to operate at a nominal production rate of 2,000 tonnes per day.  For this process, the final crusher product will have a nominal particle size of 6 millimeters and will be fed to the ball mill via two belt feeders at a nominal ore production rate of 88 tonnes per hour.  The ball mill discharge will be pumped to a set of two hydrocyclones, one operating and one standby, with the cyclone overflow reporting to the flotation conditioning tank.  The cyclone underflow will report to a centrifugal gravity concentrator.  Concentrator rejects then reports back to the ball mill for additional grinding.  The gravity concentrate will report to the concentrate regrind mill for subsequent processing in the leach circuit.

The flotation feed from the conditioning tank will report to the flotation circuit for unoxidized material concentration.  The flotation concentrate will report to a regrind circuit where it will be ground to a nominal 37 µm before being leached in a conventional leach tank and CCD circuit.  The flotation tailings are to be thickened and filtered with the filter cake reporting to the dry stacked tailings storage facility.

Leach solid residue and the pregnant leach solution are separated in the CCD circuit.  The pregnant leach solution will report to the heap leach Merrill-Crowe circuit where it will be processed using zinc precipitation for the recovery of gold and silver.  The leached residue will be thickened to 60% solids and added to the heap leach material before it is stacked on the heap, thus allowing for additional processing and mitigating the need for a cyanide-rated tailings storage facility.

Recoveries from the Florida Mountain milling/concentrator circuit are expected to be 90% for gold and 80% for silver.  Sodium cyanide and lime consumptions are both expected at 0.2 kilograms per tonne of material feed.

Capital and Operating Costs

Table 7 summarizes the estimated life-of-mine ("LOM") capital costs for the project.  The LOM total capital costs are estimated at US$270.3 million, including US$161.0 million in preproduction capital (including working capital) and US$109.3 million for sustaining capital (which includes US$20.0 million in reclamation costs).

Table 8 shows the estimated LOM operating costs for the project, which are estimated to be US$7.82 per tonne processed.  This includes mining costs which are estimated to be US$2.00 per tonne mined.  The total cash cost is estimated to be US$619 per ounce of gold equivalent and all-in sustaining costs are estimated to be US$742 per ounce of gold equivalent.  See "Non-GAAP Measures" disclosure at the end of this MD&A.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Table 7 Capital Cost Summary (US$)

		Sustaining	Total
Mine	Pre-Production (1)	Yr 1 to Yr 10 (1)	LOM (1)
Mining Equipment	$32,980	$52,014	$84,994
Pre-Stripping	$7,514	$-	$7,514
Other Mine Capital	$6,027	$746	$6,773
Sub-Total Mine	$46,521	$52,760	$99,281
Processing
Heap Leach Pad	$14,130	$19,178	$33,308
Heap leach Plant (Incl Crushing and Stacking)	$48,449	$-	$48,449
Heap leach: Agglomeration / Crushing (DeLamar Ore)	$-	$20,518	$20,518
Florida Mill: Plant	$-	$34,354	$34,354
Florida Mill: Dry Stack Tailings	$-	$6,990	$6,990
Sub-Total Processing	$62,579	$81,039	$143,618
Infrastructure
Power	$21,714	$-	$21,714
Assay Lab	$2,804	$-	$2,804
Other	$2,552	$974	$3,526
Sub-Total Infrastructure	$27,070	$974	$28,044

Owner's Costs	$5,819	$-	$5,819

SUB-TOTAL	$141,989	$134,773	$276,761
Other
Working Capital(2)	$13,024	$(13,024)	$-
Cash Deposit for Reclamation Bonding(3)	$6,000	$(6,000)	$-
Salvage Value(4)	$-	$(26,426)	$(26,426)

TOTAL	$161,013	$89,323	$250,336
Reclamation	$-	$20,000	$20,000
Total Including Reclamation Costs	$161,013	$109,323	$270,336

(1) Capital costs include contingency and EPCM costs;

(2) Working capital is returned in year 11;

(3) Cash deposit = 30% of bonding requirement.  Released once reclamation is completed;

(4) Salvage value for mining equipment and plant; and

(5) Reclamation costs listed here are treated as operating costs in the economic evaluation.

Table 8 Operating and Total Cost Summary (US$)

	USD / Tonne
LOM Operating Costs	Mined	Processed
Mining	$2.00	$4.18
Processing		$3.08
G&A		$0.55
Total Site Costs		$7.82

LOM Cash Costs and All-in Sustaining Costs	By-Product (1)	Co-Product (2)
Mining	$380	$317
Processing	$280	$233
G&A	$50	$42
Total Site Costs	$711	$592
Transport & Refining	$13	$11
Royalties	$17	$14
Total Cash Costs	$741	$617
Silver By-Product Credits	$(272)	$-
Total Cash Costs Net of Silver by-Product	$469	$617
Sustaining Capital	$131	$109
Reclamation	$19	$16
All-in Sustaining Costs	$619	$742

(1) By-Product costs are shown as US dollars per gold ounces sold with silver as a credit; and

(2) Co-Product costs are shown as US dollars per gold equivalent ounce.

Preliminary Economic Analysis

MDA has prepared this PEA for the DeLamar mining project, which includes operations at both the DeLamar and Florida Mountain deposits.  A summary of the PEA results is shown in Table 9.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Table 9 Preliminary Economic Analysis Summary

After-tax NPV (5%)	K USD	$357,572
After-tax NPV (8%)	K USD	$284,448
After-tax NPV (10%)	K USD	$244,454
After-tax IRR	%	43%
After-Tax Payback Period	Years	2.35

Note that a preliminary economic assessment is preliminary in nature and it includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be classified as mineral reserves.  There is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Some economic highlights include:

  Initial construction period is anticipated to be 18 months;
  After-tax net present value ("NPV") (5%) of US$358 million with a 43% after-tax internal rate of return ("IRR") using US$1,350 and US$16.90 per ounce gold and silver prices, respectively;
  After-tax payback period of 2.35 years;
  Year 2 to 6 gold equivalent production of 148,000 ounces (126,000 oz Au and 1,796,000 oz Ag); and
  Year 1 to 10 gold equivalent average production of 124,000 ounces (103,000 oz Au and 1,660,000 oz Ag);
  After-tax LOM cumulative cash flows of US$528 million; and
  Average annual after-tax free cash flow of US$61 million once in production.

2. BlackSheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the BlackSheep District ("BlackSheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in BlackSheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The BlackSheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.

The Company commenced an extensive regional exploration program at BlackSheep in 2019. This regional exploration program included:

  Additional rock-chip sampling and prospect scale mapping
  A regional airborne magnetic and radiometric survey
  Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and BlackSheep Districts
  Induced polarization ("IP") survey currently underway

See "Q3 2021 in Review" and "2021 Outlook" sections above for further details on recent exploration work.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

3. War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit. On June 21, 2021, Gold Royalty Corp. ("GRC") and Ely Gold announced that they have entered into a definitive agreement pursuant to which GRC will acquire all of the issued and outstanding common shares of Ely Gold by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia). The transaction was completed on August 23, 2021.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

The following table highlights several of the best intercepts drilled by previous explorers of War Eagle Mountain, as described in historic drill data tabulations.

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14 incl	131.06 131.06	213.36 134.11	82.30 3.05	4.07 32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40 incl	152.40 166.12	195.07 176.78	42.67 10.67	8.83 19.19
W51	124.97	132.59	7.62	8.04

1. The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators' exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

See "Q3 2021 in Review" and "2021 Outlook" sections above for further details on recent exploration work.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of September 30, 2021, December 31, 2020, and December 31, 2019, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2021.

	Nine-Months Ended September 30, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Exploration and evaluation expenses	(24,101,719)	(17,135,991)	(13,433,489)
Operating loss	(31,092,591)	(25,674,240)	(20,281,662)
Other income (expense)	(1,106,869)	(1,489,377)	(1,371,387)
Net loss	(32,199,460)	(27,163,617)	(21,653,049)
Net loss per share	(0.58)	(0.54)	(0.64)
Other comprehensive income (loss)	13,920	(170,070)	(861,523)
Comprehensive loss	(32,185,540)	(27,333,687)	(22,514,572)
Cash and cash equivalents	29,790,729	37,000,648	31,323,346
Restricted cash, long-term	23,004	23,100	1,928,641
Exploration and evaluation assets	65,395,028	72,330,024	61,348,921
Total assets	100,821,034	113,584,204	97,714,711
Total current liabilities	9,873,984	7,246,586	4,445,062
Total non-current liabilities	45,376,717	53,084,571	42,710,061
Working capital	20,931,509	30,630,454	27,587,579

The operating losses for the nine-months ended September 30, 2021, and the years ended December 31, 2020 and December 31, 2019 were mostly driven by exploration and evaluation expenses, as well as head office and site G&A expenses such as compensation, office, professional fees, regulatory fees, and stock-based compensation (non-cash) expenses.

Other expenses for the nine-months ended September 30, 2021, and the years ended December 31, 2020 and December 31, 2019 were mostly due to foreign exchange loss/income and reclamation accretion expenses, partly offset by interest and rent income.

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the current nine-month period ended September 30, 2021 decreased compared to the year ended December 31, 2020, mostly due to cash decrease (mostly as a result of exploration and development activities) and a decrease in exploration and evaluation assets (resulting from a reclamation adjustment). Total assets in the year ended December 31, 2020 increased compared to the year ended December 31, 2019, mostly due to cash increase (as a result of the Company's September 2020 financing), and an increase in exploration and evaluation assets (resulting from a reclamation adjustment), and property, plant and equipment additions.

Working capital in the current nine-month period decreased compared to the year ended December 31, 2020 due to a decrease in cash and an increase in payables in the current period. Working capital in the year ended December 31, 2020 increased compared to the year ended December 31, 2019, mostly due to an increase in cash, partially off-set by greater payables.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Total current liabilities increased in the current nine-month period compared to the year ended December 31, 2020 mostly due to increased payables. Total current liabilities increased in the year ended December 31, 2020 comparing to the year ended December 31, 2019, due to increased payables, leases liabilities, and equipment financing liability. Total non-current liabilities decreased in the current nine-month period compared to the year ended December 31, 2020 due to a change in reclamation liability (resulting from a change in discount rate). Total non-current liabilities increased in the year ended December 31, 2020 compared to the year ended December 31, 2019, mostly due to a change in reclamation liability (resulting from a change in discount rate and exchange rate) and equipment financing liability incurred in fiscal 2020.

The following table outlines the exploration and evaluation assets break-down:

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2019	$61,348,921
Land acquisitions/option payments	45,835
Claim Staking	69,550
Legal expenses	5,559
Title review and environment	8,678
Reclamation adjustment*	12,000,190
Depreciation**	(9,453)
Translation difference***	(1,209,218)
Total	72,260,062
Advance minimum royalty	69,962
Balance at December 31, 2020	72,330,024
Land acquisitions/option payments	19,112
Reclamation adjustment*	(7,061,695)
Depreciation**	(7,055)
Translation difference***	51,128
Total	65,331,514
Advance minimum royalty	63,514
Balance at September 30, 2021	$65,395,028

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate.

**A staff house building with a carrying value of US$187,150 (C$238,448) has been included in the DeLamar property. This building is being depreciated.

***December 31, 2019 closing balance of US$47,235,080 (C$61,348,921), translated to C$ with the December 31, 2020 exchange rate equals to $60,139,703, resulting in a $1,209,218 translation difference; December 31, 2020 closing balance of US$56,809,633 (C$72,330,024), translated to C$ with the September 30, 2021 exchange rate equals to $72,381,152, resulting in a $51,128 translation difference.

The following tables outline the Company's exploration and evaluation expense summary for the nine-month period ended September 30, 2021 and 2020:

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Exploration and Evaluation Expense Summary:

September 30, 2021	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$1,563,093	$5,352,906	$227,100	$1,341,108	$-	$8,484,207
Contract metallurgical drilling	531,569	-	-	-	-	531,569
Contract condemnation drilling	283,731	-	-	-	-	283,731
Exploration drilling - other drilling labour & related costs	914,981	2,726,811	235,958	732,555	-	4,610,305
Metallurgical drilling - other drilling labour & related costs	248,684	-	-	-	-	248,684
Condemnation drilling - other drilling labour & related costs	153,076	-	-	-	-	153,076
Other exploration expenses*	169,572	-	21,562	272,011	1,380,034	1,843,179
Other development expenses**	-	-	-	-	1,569,804	1,569,804
Land***	212,348	95,134	3,522	27,243	277,520	615,767
Permitting	-	-	-	-	3,797,459	3,797,459
Metallurgical test work	222,671	174,651	-	-	-	397,322
Technical reports and studies	-	-	-	-	1,387,011	1,387,011
Community engagement	-	-	-	-	179,605	179,605
Total	$4,299,725	$8,349,502	$488,142	$2,372,917	$8,591,433	$24,101,719

  *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

    **Includes development G&A expenses and payroll

  ***Includes compliance, consulting, property taxes, legal, etc. expenses

September 30, 2020	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$314,451	$1,729,254	$675,590	$-	$-	$2,719,295
Contract metallurgical drilling	998,540	-	-	-	-	998,540
Exploration drilling - other drilling labour & related costs	250,822	824,254	415,060	33,715	-	1,523,851
Metallurgical drilling - other drilling labour & related costs	420,158	-	-	-	-	420,158
Other exploration expenses*	-	281,046	-	370,950	1,392,972	2,044,968
Other development expenses**	-	-	-	-	984,953	984,953
Land***	164,612	97,382	5,237	27,936	255,407	550,574
Permitting	-	-	-	-	961,763	961,763
Metallurgy test work	300,843	110,642	-	-	-	411,485
Technical reports and studies	-	-	-	-	152,431	152,431
Community engagement	-	-	-	-	136,033	136,033
Total	$2,449,426	$3,042,578	$1,095,887	$432,601	$3,883,559	$10,904,051

  *Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants.

    **Includes development G&A expenses and payroll

  ***Includes compliance, consulting, property taxes, legal, etc. expenses

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

RESULTS OF OPERATIONS

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

Net loss for the nine-month period ended September 30, 2021 was $32,199,460 and the comprehensive loss $32,185,540, compared to a net loss of $16,009,731 and a comprehensive loss of $15,439,296 for the comparative period in 2020.

Overall, operating expenses were higher in the current nine-month period mostly due to a significant  increase in exploration and development expenses, and an increase in compensation, office and site administration, stock-based compensation (non-cash item), and depreciation (non-cash item) expenses; other non-operating loss in the current nine-month period was mostly driven by reclamation accretion expenses and foreign exchange loss, while the other non-operating income in the comparative period was mostly driven by the foreign exchange gain and interest income. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $24,101,719 in exploration and development expenses during the current nine-month period (September 30, 2020 - $10,904,051). The difference is mostly due to increased exploration and development activities in the current nine-month period. The Company significantly increased permitting and engineering activities in 2021.
  Office and site administration: the Company incurred $1,350,279 in expenses during the nine-month period (September 30, 2020 - $641,544), mostly due to increased insurance premiums, computer and software expenses, travel to the site, equipment repair, general site maintenance, Boise office expenses (new in 2021), mining camp expenses (new in 2021), and health and safety expenses in the current period.
  Compensation and benefits: these expenses amounted to $2,301,590 in the current nine-month period (September 30, 2020 - $1,863,525). The increase is mostly due to new hires since September 30, 2020.
  Stock-based compensation: the Company incurred $1,758,593 in stock-based compensation in the current nine-month period (September 30, 2020 - $1,381,283). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2020 and new equity incentive awards granted in the current period.
  Professional fees: for the current nine-month period totaled $231,048 (September 30, 2020 - $462,957). Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses. Professional fees were significantly higher in 2020 mostly due to higher legal fees related to the Company's continuation to BC, share consolidation, and NYSE American listing.
  Corporate development and marketing:  for the nine-month period totaled $278,397 (September 30, 2020 - $478,415). The decrease was mostly due to significant decrease in travel expenses in the current period, due to COVID-19 travel restrictions. Mining conferences where also held virtually, which meaningfully reduced marketing expenses.
  Depreciation expenses related to the right-of-use assets amounted to $424,302 in the current nine-month period (September 30, 2020 - $287,242), due to lease additions since Q3 2020.
  Depreciation expenses related to the property, plant and equipment amounted to $416,766 in the current nine-month (September 30, 2020 - $284,229), due to equipment additions since Q3 2020.
  Regulatory fees: for the current nine-month period totaled $229,897 (September 30, 2020 - $313,080). Regulatory fees, which also include filing fees and transfer agent fees, were higher in the comparative period mostly due to the Company's NYSE American listing.  The Company listed on the NYSE American in July 2020, which resulted in higher annual regulatory and filling fees in the comparative period.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020
  Other income (expense):  amounted to $1,106,869 (other expenses) in the current nine-month period, compared to $606,595 (other income) in the comparative period. The variance is mostly due to a foreign exchange loss in the current period versus a foreign exchange gain in the comparative period. Interest income was also much higher in the comparative period than in the current nine-month period.

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2021

Net loss for the three-month period ended September 30, 2021 was $12,005,474 and the comprehensive loss $11,543,439, compared to a net loss of $7,658,156 and a comprehensive loss of $8,028,269 for the comparative period in 2020.

Overall, operating expenses were higher in the current three-month period mostly due to an increase in exploration and development expenses, compensation, office and site administration, and depreciation (non-cash item) expenses; other non-operating income in both three-month periods were mostly driven by the foreign exchange gain, interest income and rent income, partially offset by reclamation expenses. The variances between these two periods were primarily due to the following items:

  Exploration and evaluation expenses: the Company incurred $9,552,249 in exploration and development expenses during the current quarter (September 30, 2020 - $5,644,720). The difference is mostly due to increased exploration and development activities in the current three-month period. The Company significantly increased permitting and engineering activities in 2021.
  Office and site administration: the Company incurred $602,096 in expenses during the three-month period (September 30, 2020 - $275,213), mostly due to increased insurance premiums, computer and software expenses, travel to the site, equipment repair, general site maintenance, new Boise office expenses, new mining camp expenses, and health and safety expenses in the current period.
  Stock-based compensation: the Company incurred $781,646 in stock-based compensation in the current three-month period (September 30, 2020 - $458,268). The variance is due to the timing of vesting of equity incentive awards granted from 2017 to 2020.
  Professional fees: for the current period totaled $8,557 (September 30, 2020 - $182,365). Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses. Professional fees were higher in the comparative period mostly due to higher legal fees related to the Company's July 2020 share consolidation and NYSE American listing.
  Compensation and benefits: these expenses amounted to $756,936 in the current three-month period (September 30, 2020 - $602,252). The increase is mostly due to new hires since September 30, 2020.
  Regulatory fees: for the current three-month period totaled $29,049 (September 30, 2020 - $174,922). Regulatory fees, which also include filing fees and transfer agent fees, were higher in the comparative period mostly due to the Company's July 2020 share consolidation and NYSE American listing.
  Corporate development and marketing:  for the three-month period totaled $114,517 (September 30, 2020 - $206,987). Expenses were greater in the comparative period due to higher travel expenses and US focused new marketing initiatives, which were initiated after the Company's July 2020 NYSE listing.
  Depreciation expenses related to the property, plant and equipment amounted to $159,255 in the current three-month (September 30, 2020 - $114,864), due to equipment additions since Q3 2020.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020
  Depreciation expenses related to the right-of-use assets amounted to $151,774 in the current three-month period (September 30, 2020 - $111,400), due to lease additions since Q3 2020.
  Other income (expense):  amounted to $150,605 (other income) in the current three-month period, compared to $112,835 (other income) in the comparative period. The variance is mostly due higher reclamation expenses and foreign exchange gain, and lower interest income in the current period compared to the same period last year.

Net cash used by the Company in operating activities for the nine-month period ended September 30, 2021 was $28,177,492 (September 30, 2020 - $13,135,336).  The variance between these two periods was mostly driven by exploration and development expenditures, compensation, and office and site administration.

Investing Activities

Net cash used in investing activities for the nine-month period ended September 30, 2021 was $1,293,714 compared to a $1,553,181 cash provided by investing activities in the comparative period. The difference was mostly due to the release of restricted cash (long-term investment) held as cash collateral for our environmental bonds in the comparative period and higher additions to the property, plant and equipment in the current period.

Financing Activities

Net cash provided by financing activities in the current period was $22,261,287, comparing to net cash flow provided by financing activities of $28,000,301 in the comparative period. The current period cash was provided by exercise of stock options, issuance of shares under the ATM facility, and the Company's September 2021 financing.  Net cash flow provided by financing activities in the comparative period was mostly related to the Company's September 2020 financing.

The Company raised net proceeds of approximately C$20.4 million (US$16.0 million) in September 2021 through a bought deal financing. The table below summarized the expected use of proceeds:

September 2021 Financing (Expenditures from October 2021 to March 2022) (1)	Expected Use of Proceeds (US$M) (1)	Expected Use of Proceeds (C$M) (1)
Exploration work, including drilling	US$7.0	C$8.9
Development work, including engineering and permitting	US$4.9	C$6.2
Other Site Costs (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	US$1.2	C$1.5
Site Ongoing Environmental Monitoring / Water Treatment	US$0.9	C$1.1
Corporate G&A	US$2.0	C$2.6
Total	US$16.0	C$20.4

(1) The Company does not currently expect the actual use of proceeds to differ materially from the expected use of proceeds.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The Company raised net proceeds of approximately C$28.1 million (US$21.3 million) in September 2020 through a brokered financing. The table below summarized the expected use of proceeds:

September 2020 Financing (Expenditures from January 2021 to September 2021) (1)	Expected Use of Proceeds (US$M)	Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M) (1)	Variance (C$M)
Exploration work, including drilling	US$6.4	C$8.4	C$13.7	C$5.3 (2)
Pre-Feasibility Study work, including engineering and permitting	US$9.0	C$11.9	C$4.4	(C$7.5) (3)
Other (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	US$1.7	C$2.2	C$2.9	C$0.7
Site Ongoing Environmental Monitoring / Water Treatment	US$1.4	C$1.9	C$1.6	(C$0.3)
Corporate G&A	US$2.8	C$3.7	C$2.1	(C$1.6)
Total	US$21.3	C$28.1	C$24.7	(C$3.4) (4)

(1) Actual Use of Proceeds includes actual expenditures from January 1, 2021 to September 30, 2021.

(2) Variance due to increased drilling program and foreign exchange rate fluctuation.

(3) Approximately C$4.3 mm of the 2021 development expenditures were funded with the proceeds from the 2019 financings (see "November/December 2019 Financings" table below). As a result, a lesser amount of the proceeds raised in September 2020 had to be allocated to development expenditures. The Company do not believe that the variance will have an impact on its development timeline.

(4) The variance can be explained in part by a change in foreign exchange rate. The actual total variance is US$1.6mm.

The Company raised net proceeds of approximately $29.8 million in November and December 2019 through concurrent brokered and non-brokered financings. The table below summarized the expected use of proceeds (as of the date of the financings) and the actual use of proceeds (as of December 31, 2020):

November/December 2019 Financings (Expenditures from January 2020 to December 2020) (1)	Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M) (1)	Variance (C$M)
Exploration Drilling (Core)	$7.4	$7.6	$0.2
Metallurgical Drilling (Core)	$3.5	$2.1	($1.4) (2)
Other Exploration	$3.4	$2.8	($0.6) (3)
Development	$6.4	$4.2	($2.2) (4)
Other (field costs, land acquisition, land holdings, site G&A, infrastructure, etc.)	$2.7	$2.3	($0.4)
Site Ongoing Environmental Monitoring/Water treatment	$2.4	$2.2	($0.2)
Corporate G&A	$4.0	$4.3	$0.3
Total	$29.8	$25.5	($4.3) (5)

(1) Actual Use of Proceeds includes actual expenditures from January 1, 2020 to December 31, 2020.

(2) Variance can be explained due to a lesser amount of metallurgical meters drilled (2,763m vs. original 7,500m planned).  The company did not require to drill as much as originally planned. The Company also spent ~US$0.5mm on ground water drilling.

(3) Variance can be explained by less labour costs than budgeted and decision not to proceed with the construction of a new core shack. Partially-off set by a greater IP program than originally budgeted.

(4) Variance can be explained by lower permitting and engineering expenses than originally budgeted. These expenses will be rolled over in 2021.

(5) Overall variance due to development expenses, as the Company did not spend as much as originally budgeted towards permitting and engineering expenses. The Company do not believe that the variance will have an impact on its development timeline.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The Company raised net proceeds of approximately $12.0 million in August 2019 through a non-brokered financing. The table below summarized the expected use of proceeds and the actual use of proceeds:

August 2019 Financing (Expenditures from July 2019 to December 2019) (1)	Expected Use of Proceeds (C$M)	Actual Use of Proceeds (C$M) (1)	Variance (C$M)
Corporate G&A	$0	$0	$0
Drilling (Core and RC)	$7.4 (15,000m of core and RC drilling)	$5.4 (12,200m of core and RC drilling)	($2.0)(2)
Other Exploration (magnetics, spectrometry, mapping, travels, etc.)	$0.6	$1.5	$0.9 (3)
Development	$1.4	$1.1	($0.3)
Other (field costs, geology work, land acquisition, land holdings, site G&A, infrastructure, etc.)	$1.7	$2.2	$0.5 (4)
Site Ongoing Environmental Monitoring / Water treatment	$0.9	$1.3	$0.4
Total	$12.0	$11.5	($0.5) (5)

(1) Actual Use of Proceeds includes actual costs from July to December 2019.

(2) Variance can be explained due to a lesser amount of meters drilled (12,200m vs. original 15,000m planned).

(3) Variance can be explained by additional exploration work such as geochemistry, mapping, IP and spectrometry.

(4) Variance can be explained by the re-allocation of capital items (infrastructure) from "Development" to "Other".

(5) The overall variance vs use of proceeds is not material.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters *.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
September 30, 2021	Nil	(12,005,474)	(0.21)
June 30, 2021	Nil	(11,755,668)	(0.22)
March 31, 2021	Nil	(8,438,318)	(0.15)
December 31, 2020	Nil	(11,153,886)	(0.21)
September 30, 2020	Nil	(7,658,156)	(0.15)
June 30, 2020	Nil	(5,234,608)	(0.11)
March 31, 2020	Nil	(3,116,967)	(0.07)
December 31, 2019	Nil	(7,437,800)	(0.19)

*Net loss per share data reflects the 2.5 to 1 consolidation on July 9, 2020 of the Company's issued and outstanding shares.

The net losses for all these quarters were mostly driven by exploration and development expenses, head office and site G&A expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and stock-based compensation expenses (non-cash item), partly offset by interest and rent income in all those periods and by foreign exchange gain recorded in the third quarter of 2021 and in the  first and third quarters of 2020.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company currently has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The Company had a working capital of $20,931,509 at September 30, 2021 (December 31, 2020 - $30,630,454). Working capital decreased in the current period comparing to the year ended December 31, 2020 mostly due to a decrease in cash and an increase in payables.

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2020, filed on SEDAR at www.sedar.com  and on Integra's website at www.integraresources.com.

LOAN RECEIVABLE

In August 2020, the Company extended a US$140,000 (C$178,248) loan to a local resident to complete the construction of a restaurant in the local community of Jordan Valley, Oregon. This restaurant, which opened in March 2021, is serving the local community and the Company's employees and contractors.  The loan bears a 6.0% interest rate per annum for a five-year term, and the first payment, which was originally due on January 31, 2021, was subsequently deferred to April 30, 2021.  The monthly loan instalment is US$3,383. The loan is fully secured by the premises and all property affixed or attached to or incorporated upon the premises. At the beginning of the current period, the loan was increased from US$140,000 (C$178,248) to US$175,000 (C$216,895).

An impairment test is being performed quarterly, based on the expected credit loss model. Management assessed the credit risk related to the loan as low. Payments due in the third quarter have been delayed to the fourth quarter. The Company believes that all outstanding payments will be made by December 2021, and as a result, does not believe that impairment to the loan is required.

Summaries of the changes in the loan receivable and interest income for the current nine-month period ended September 30, 2021 and the year ended December 31, 2020 are included in the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2021 and 2020.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return

A portion of the DeLamar Project is subject to a 2.5% NSR payable to Maverix Metals Inc. ("Maverix"). The NSR will be reduced to 1.0% once Maverix has received a total cumulative royalty payment of C$10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders and the Idaho Department of Lands ("IDL"), in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The Company's AMR obligation is expected to total US$64,950 (C$82,753) for 2021 (December 31, 2020 - US$54,950 (C$69,962)) - US$49,850 (C$63,514) was paid in the current period.

The Company's obligation related to land and road access lease payments, option payments and IDL rent payments is expected to total US$331,331 (C$422,149) for 2021 (December 31, 2020 - US$195,193 (C$248,520)) - US$247,465 (C$315,295) was paid in the current period.

The Company's obligation for BML claim fees is expected to total US$191,565 (C$244,073) for 2021 (December 31, 2020 - US$191,651 (C$244,010)), and it was paid in full in the current quarter.

The increase in land related payments from 2020 to 2021 is mostly a result of the Company's increased land position and new land leases.

Other Commitments

The Company's commitments and contractual obligations at September 30, 2021, are as follows:

Commitments and contractual obligations	Less than one year commitment	1 - 3 years commitment	3 - 5 years commitment	Over 5 years commitment	Total

Contractual obligations*	2,283,158	892,558	185,573	-	3,361,289
Total	$2,283,158	$892,558	$185,573	$-	$3,361,289

*Contractual obligations are related to various exploration and development commitments.

LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Summaries of the changes in right-of-use assets and the lease liabilities for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are included in the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2021 and 2020.

The Company subleased a portion of its head office to three companies for a total rent income of $64,500 in the current nine-month period ended September 30, 2021 (September 30, 2020 - $51,330). The income is recognized in the statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the nine-month period ended September 30, 2021, the Company expensed $83,927 (September 30, 2020 - $85,878) related to these operating leases.  The Company's short-term lease commitment as of September 30, 2021 was $68,293 (December 31, 2020 - $15,877).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors and officers and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

As September 30, 2021, $815,333 (December 31, 2020 - $816,811) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of September 30, 2021 amounted to $9,803 (December 31, 2020 - $9,516) and was recorded in receivables.

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate executives.

Remuneration attributed to executives and directors for the nine-month periods ended September 30, 2021 and 2020 were as follows:

	September 30, 2021	September 30, 2020
Short-term benefits*	$1,766,699	$1,365,915
Associate companies**	(16,058)	(25,855)
Stock-based compensation	1,086,339	951,602
Total	$2,836,980	$2,291,662

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

The following tables show the break-down of the cash compensation (salary, consulting fees or director's fees), short-term cash incentive (accrued bonuses) and accrued vacation, attributed to key management and associate companies for the nine-month periods ended September 30, 2021 and 2020*.

	Nine-Months Ended
Related Parties	September 30, 2021	September 30, 2020
George Salamis, Director, CEO & President	$499,338	$320,482
Stephen de Jong, Director**	76,572	90,000
David Awram, Director**	-	27,139
Timo Jauristo, Director**	10,766	27,000
Anna Ladd-Kruger, Director	34,654	27,139
C.L. "Butch" Otter, Director	33,776	39,355
Carolyn Clark Loder, Director***	26,259	-
Andree St-Germain, CFO	231,644	212,939
Max Baker, VP Exploration	286,524	277,989
Joshua Serfass, Executive VP Corporate Development and IR	224,550	-
Timothy Arnold, COO	342,616	343,872
Total	$1,766,699	$1,365,915

*Short-term employment benefits include salaries, consulting fees, vacation accruals, and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

** Compensation shown in the above table does not include value of DSUs received in lieu of directors fees. See tables below for value of Q1 - Q3 2021 DSU grants. Some directors have elected to receive a portion, or all, of their director's fees in DSUs.

*** Mrs. Carolyn Clark Loder became a related party in February 2021.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

Associate companies - September 30, 2021	Paid to	Received from	Net total
VRify Technology Inc. (1)	$12,000	$-	$12,000
Contact Gold Corp. (2)	-	(28,058)	(28,058)
Total	$12,000	$(28,058)	$(16,058)

Associate companies - September 30, 2020	Paid to	Received from	Net total
VRify Technology Inc. (1)	$2,000	$-	$2,000
Contact Gold Corp. (2)	-	(27,855)	(27,855)
Total	$2,000	$(27,855)	$(25,855)

(1) Stephen de Jong, Chairman of the Company, is the CEO of VRify Technology Inc. ("VRify"). The Company paid VRify fees for its virtual reality services.

(2) George Salamis, president and CEO of the Company, is a director of Contact Gold ("Contact Gold"). Contact Gold paid the Company rent and office expenses.

On March 31, 2021, the Company issued 6,921 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's March 31, 2021 closing share price of $3.40. Those units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $23,531, expensed on March 31, 2021.

On June 30, 2021, the Company issued 6,482 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's June 30, 2021 closing share price of $3.63. Those units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $23,529, expensed on June 30, 2021.

On September 30, 2021, the Company issued 8,114 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's September 30, 2021 closing share price of $2.90. Those units vested in full at the grant date. The share-based payment related to these DSUs was calculated as $23,532, expensed on September 30, 2021.

The Company did not issue deferred share units in lieu of directors' fees in 2020. The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership.

EQUIPMENT FINANCING

During the 2020 fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of US$0.6mm (C$0.8mm). The mobile equipment financing is guaranteed by Integra Resources Corp.

During the quarter ended June 30, 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of US$0.3mm (C$0.3mm). The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the financing incurred in the second quarter of 2021. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

Summaries of the changes in the equipment financing liability and interest expenses for the nine-month period ended September 30, 2021 and the year ended December 31, 2020 are included in the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2021 and 2020.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

OUTSTANDING SHARE DATA

Share capital details are included in the Company's unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2021 and 2020.

The following table outlines the outstanding share data as of the date of this MD&A:

November 12, 2021
Issued and outstanding common shares	62,107,305
Outstanding Options/RSUs/DSUs to purchase common shares	5,145,966
Issued and outstanding common shares (fully diluted)	67,253,271

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's audited consolidated financial statements for the year ended December 31, 2020.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's audited consolidated financial statements for the year ended December 31, 2020.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form for the fiscal year ended December 31, 2020, dated March 12, 2021 and available under the Company's issuer profile on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

NON-GAAP MEASURES

Alternative performance measures in this document such as "cash cost" and "AISC" are furnished to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the DeLamar Project, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by E. Max Baker (F.AusIMM), Vice President Exploration, and Timothy Arnold (P.E.), Chief Operating Officer, who are a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CORPORATE GOVERNANCE

Management and the Board recognizes the value of good corporate governance and the need to adopt best practices. The Corporation is committed to continuing to improve its corporate governance practices in light of its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board mandate outlining its responsibilities and defining its duties. The Board has four committees: the Audit Committee, the Human Resources and Compensation Committee, the Nomination and Corporate Governance Committee, and the Technical, Safety, Environment and Sustainability Committee. Each Committee has a committee charter, which outlines the Committee's mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also adopted a Code of Business Conduct and Ethics, which governs the ethical behavior of all employees, management, and directors. For more details on the Company's corporate governance practices, please refer to Integra's website (www.integraresources.com) and the statement of Corporate Governance contained in Integra's Management Information Circular dated May 14, 2021. The Management Information Circular is available on Integra's website (www.integraresources.com) and on SEDAR (www.sedar.com).

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The Corporation's Directors have expertise in exploration, metallurgy, mining, financial reporting and accounting, M&A, financing, permitting and government relations, environmental considerations, human resources, governance, and relations with tribal nations and local communities. The Board meets at least four times per year.

CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of September 30, 2021 and concluded that the disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and Rules 13a-15(f) and 15d-15(f) of the United States Securities Exchange Act of 1934, as amended. The Company's internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal controls over financial reporting include:

• Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the  assets of the Company;

• Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

• Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

• Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal controls over financial reporting as of September 30, 2021 and concluded that those controls were effective.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the nine-month period ended September 30, 2021 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this MD&A. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this MD&A, forward-looking statements relate, but are not limited, to:  the development, operational and economic results of the PEA, including cash flows, capital expenditures, development costs, extraction rates, life of mine cost estimates;  estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of the DeLamar Project mine plan; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar and future development plans;  planned exploration and development programs and expenditures; proposed exploration plans and expected results of exploration and drilling from the DeLamar Project; submission of, and anticipated results of, permitting applications; planned environmental studies; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; currency and interest rate fluctuations and impact of COVID-19 on the timing of exploration work and development studies.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional mineral resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner, the Company's ability to obtain financing as and when required and on reasonable terms and the impact of COVID-19 and the resumption of business.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate);  change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three and Nine-Month Periods Ended September 30, 2021 and 2020

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" above for additional risk factors that could cause results to differ materially from forward-looking statements.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the unaudited interim condensed consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements with management. The Board of Directors has approved these unaudited interim condensed consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

President and CEO

November 12, 2021